EXHIBIT 99.1

Cellectis to Hold Third Quarter Earnings Call on Friday, November 5, 2021 at 8AM EDT

NEW YORK, Oct. 28, 2021 (GLOBE NEWSWIRE) -- Cellectis S.A. (NASDAQ: CLLS – EURONEXT GROWTH: ALCLS) (the “Company”), a gene-editing platform company with clinical-stage immuno-oncology programs using allogeneic chimeric antigen receptor (CAR)-T cells and gene therapy programs for genetic diseases, announced that it will report its financial results for the third quarter and first nine-month period ending September 30, 2021, on Thursday, November 4, 2021, after the close of the US market. The announcement will be followed by a conference call at 8:00 AM EDT / 2:00 PM CET on Friday, November 5, 2021, prior to the open of the US market.

The live dial-in information for the conference call is:

US & Canada only: +1 (877) 407-3104

International: +1 (201) 493-6792

In addition, a replay of the call will be available until November 19th, by calling +1 877-660-6853 (Toll Free US & Canada); +1 201-612-7415 (Toll Free International).

Conference ID:  13724432

About Cellectis
Cellectis is a gene editing company, developing first of its kind therapeutic products. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to achieve therapeutic gene editing in hemopoietic stem cells for various genetic disorders. As a clinical-stage biopharmaceutical company with over 21 years of expertise in gene editing, Cellectis is developing life-changing cell therapy product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system in order to treat diseases with unmet medical needs.
As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM). .HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases.
Cellectis headquarters are in Paris, France, with locations in New York City, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:
Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300
Pascalyne Wilson, Director, Communications, +33776991433, media@cellectis.com

Investor Relation contact:
Eric Dutang, Chief Financial Officer, +1 (646) 630 1748, investor@cellectis.com

Forward-looking Statements

This presentation contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about our research and development projects and priorities, our pre-clinical project development efforts and the timing of our presentation of data. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development as well as the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Attachment

  20211028_Q3 Earnings Call PR_ENGLISH  (https://ml.globenewswire.com/Resource/Download/29533c26-0335-4b74-bc26-2e556b48ba11)